November 5, 2024

Jia Li
Chief Executive Officer
U Power Limited
18/F, Building 3, Science and Technology Industrial Park
Yijiang District, Wuhu City, Anhui Province
People   s Republic of China, 241003

        Re: U Power Limited
            Registration Statement on Form F-3
            Filed October 30, 2024
            File No. 333-282901
Dear Jia Li:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Ying Li